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                  [Letterhead of Medco Health Solutions, Inc.]




                                                                   July 30, 2002

Via EDGAR and Facsimile
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549
Attention: Cheri Carper Bennett

            Re:   Medco Health Solutions, Inc.
                  Registration Statement on Form S-1 (File No. 333-86392)

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Medco Health Solutions, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-86392) together with all exhibits and amendments thereto (the "Registration Statement"), that was originally filed with the Securities and Exchange Commission (the "Commission") on April 17, 2002 and amended on May 1, 2002, May 21, 2002, June 13, 2002, July 5, 2002 and July 9, 2002. The
Registration Statement was declared effective on July 9, 2002. The Company requests withdrawal of its Registration Statement due solely to market conditions. None of the Company's securities have been sold under the Registration Statement.

         The Company requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

         If you have any questions with respect to this request, please call Steven G. Scheinfeld of the law firm of Fried, Frank, Harris, Shriver & Jacobson at (212) 859-8475, or the undersigned at (201) 269-5200.

                                     Sincerely,

                                     Medco Health Solutions, Inc.

                                      /s/ David S. Machlowitz
                                     -------------------------------------------
                                     David S. Machlowitz
                                     Senior Vice President, General Counsel and
                                     Secretary


cc:   Steven G. Scheinfeld
      Fried, Frank, Harris, Shriver & Jacobson